Contact

www.linkedin.com/in/jeremy-cader-8835a41 (LinkedIn)

Top Skills

JavaScript
Java
Project Management

Jeremy Cader

Chief Technology Officer
Portland, Oregon, United States

Summary

Specialties:
- Leadership and Coaching
- Talent Development and Retention
- Product Strategy and Execution
- Software Architecture, Engineering and Quality Assurance
- Information Security
- Cloud, Mass Scale, High Availability

Experience

IronCircles

Cofounder
March 2022 - Present (1 year 7 months)
Portland, OR

IronCircles is a decentralized platform that generates private social networks. Each network is secured with Forward Secrecy encryption, has a ton of configurable privacy options, and is invitation only.

I spend the majority of my time coding, but it's a startup, so really a little of everything.

Clinicient

VP of Engineering and IT
June 2014 - February 2022 (7 years 9 months)
Portland, Oregon Area

Helping a healthcare SaaS scaleup take their organization and platform to the next level.

Currently responsible for:

Technology Strategy and Execution
Software Engineering and Quality Assurance
Technical Operations
Information Security

IBM
CIO of Seterus
April 2010 - June 2014 (4 years 3 months)
Beaverton, OR

Chief Information Officer for Seterus, a wholly owned subsidiary of IBM specializing in mortgage servicing of delinquent loans.

Responsible for strategy, architecture, information security, technology governance, business intelligence, software development/support, quality assurance, and technology operations.

Strong focus on automation, cost reduction and compliance.

Merrill Lynch
Director of Servicing Technology
November 2004 - April 2010 (5 years 6 months)
Technology Leader for a global software development team consisting of architects, developers, database administrators, and lights on support staff.

Responsible for annual technology budget, individual project budgets and schedules, architecture, design, development, and the overall quality of the end deliverable.

Trillium Software, Inc.
Chief Technical Officer
June 1998 - November 2004 (6 years 6 months)
Chief Technology Officer responsible for strategy, architecture, software development, quality assurance, and infrastructure. Also worked closely with the sales/marketing teams to develop and drive product strategy.

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